Exhibit 99.1

Vinco Ventures Executive Chairman Rod Vanderbilt Issues Letter to Shareholders

Provides Comprehensive Update on Company Strategy and Execution Plan to Drive Growth and Enhance Shareholder Value

Urges Shareholders to Vote FOR All Proposals at April 27th Annual Meeting

ROCHESTER, N.Y., April 17, 2023 – Rod Vanderbilt, Executive Chairman of the Board of Directors (the “Board”) of Vinco Ventures, Inc. (Nasdaq Capital Market: BBIG) (“Vinco” or the “Company”), a technology company specializing in converting content to digital and social platforms, today issued a letter to shareholders outlining the Company’s strategy and providing business execution updates in advance of the 2023 Annual Meeting of Stockholders (the “Annual Meeting”). The full text of the letter is below.

Dear Fellow Shareholders,

Despite the challenges that Vinco has experienced over the past year, our team has been diligently developing and executing on a clear strategy to build a solid foundation for growth and shareholder value creation. With our Annual Meeting coming up on April 27, 2023, I wanted to provide some important updates and background on the business and our strategy. I also want to explain why it is critical that you vote FOR all the Company’s proposals at the Annual Meeting to allow us to pursue the strategy we have laid out to drive growth and enhance the value of your investment. We have a high-quality leadership team and Board in place and are excited to execute on our business strategy.

Importantly, we have made substantial progress in removing legacy roadblocks in terms of financial reporting. I am happy to report that we have filed our Quarterly Report on Form 10-Q for the quarter ending September 30, 2022 with the Securities and Exchange Commission (“SEC”) on April 10, 2023, reflecting the culmination of months of hard work by our financial team and auditors. The Company is also working expeditiously to complete its 2022 Audit and file its Annual Report on Form 10-K for the year ended December 31, 2022, as soon as possible but not later than June 2, 2023. I am also happy to report that on April 14, 2023, we received a letter from the Nasdaq stating that The Nasdaq Hearings Panel granted our request to continue our listing on The Nasdaq Stock Market.

I am also pleased to share that we plan to announce the appointment of a permanent Chief Executive Officer and Chief Financial Officer soon. Please stay tuned for further updates.

My goal in this letter is to be as transparent as possible with you, especially because the challenges associated with SEC and NASDAQ compliance have made it difficult or impossible to communicate as much as we would have liked to the market. Going forward, we will be communicating more regularly, and we are looking forward to continuing to detail our plans for the Company’s future growth.

Multi-Pillar M&A Strategy to Drive Growth and Enhance Shareholder Value

M&A has been at the core of our DNA from the beginning. Vinco is pursuing an accretive M&A strategy and will be looking at acquiring companies and assets that not only complement but also enhance our existing businesses, such as adding new distribution channels, content genres or audience demographics.

Importantly, the transactions we have already announced – as well as those we are actively pursuing – our strategy is acquiring companies that are EBITDA positive. By acquiring companies such as these that fit strategically into our model, we can realize synergies and cross-sell opportunities that can boost revenue and profitability. We will be evaluating intellectual property portfolios, such as copyrights, patents, and trademarks, to increase our content library and expand our licensing opportunities. We look forward to announcing synergistic transactions in the near term to drive our M&A growth strategy.

We have already taken the first step, announcing in February our joint venture agreement with ICON Publishing, LLC, resulting in a newly formed subsidiary of the Company, VVIP Ventures, LLC (“VVIP”). We also announced that VVIP had entered into an Asset Purchase Agreement with magazine publisher, a360media, LLC, to acquire the National Enquirer, National Examiner, Globe, and National Enquirer UK print and digital publishing assets.

In addition to the Asset Purchase Agreement, VVIP also announced a multi-year syndication agreement with a360 Media, which provides VVIP access to additional content from a360media’s category-leading celebrity brands, including InTouch, Life & Style, and Star. We expect to close the Asset Purchase Agreement with a360 Media, LLC within the next 30 days.

Our mission is to achieve global scale and diversified revenues. Vinco is actively exploring multiple branding and licensing opportunities, including discussions with IP licensing companies for potential partnerships in new revenue generating verticals such as apparel, books, and merchandise, among others. This would allow us to further leverage the National Enquirer’s brand recognition and reclaim its reputation as “America’s most talked about magazine” to expand into new markets and generate revenues.

The team is fiercely committed to continue driving subscriptions for all print and digital publications. The publishing assets deliver a well-established and prominent subscription base, and we will prioritize growth of recurring revenue through new and innovative digital and premium subscriptions, offering exclusive access to archival content, new exclusive content, and first looks at in-house productions for higher subscription tiers.

Strategic Business Integration Plan

Our content strategy is geared towards creating unique and exclusive content that will enhance the consumer experience within our centralized content ecosystem. As a technology company that converts content into digital and social assets, our primary focus is generating and distributing original premium content. As Bill Gates once said, “Content is king,” and that still holds true today. We believe content is the most valuable asset in the media and marketing industries, and our goal is to help our brands – and other brands – that use our digital platforms to grow and attract new consumers while retaining their existing loyal base.

To achieve this, we will deliver high-quality and original copyright-owned exclusive content for our publications and brands that will inform, educate, and entertain our readers while also generating headlines around the world. In doing this, we are striving to build a trusted state-of-the-art media ecosystem that can serve every kind of consumer whether it is someone interested in celebrities, news, sports, lifestyle, crime, cooking, wellness, fashion, finance, or politics. This “one-stop shop” strategy allows us to curate a unique and exclusive variety of content that will enhance the consumer experience across all of our platforms.

Over the past several months, our management and technology teams have been laser-focused on strategizing to take these legacy publications that are already highly profitable and creating successful companion digital assets from them. Owning and operating our own brands for content creation and cross-platform monetization has been the critical piece of Vinco’s puzzle since the company’s inception. We are now taking the first step in building our portfolio of content brands through the a360media properties.

In addition, we will also be considering talent acquisitions to grow the Vinco team. Our goal is to strengthen our workforce and leverage new talent expertise to help with integration, marketing, and development. We are in the process of developing a detailed integration plan that outlines business operations and strategy. By managing the integration process carefully, we can reduce the risks of disruption, leverage the synergies between entities, and optimize performance.

Monetizing Our Print and Digital Archive and Library

The National Enquirer vault comprises 96 years of print and digital archives, which include exclusive photos, videos, and stories that capture Hollywood’s extremely rich history. The newsstands have historically given these brands great exposure, and now the integration into the Vinco ecosystem with Lomotif, AdRizer, MindTank, and Magnifi U will amplify this reach.

Our specific plans for monetizing these assets include the following:

●	AdRizer and MindTank will leverage articles, photos, and graphics from the publications to further monetize the content through our programmatic ad platform. This offers a substantial opportunity to further enhance the Company’s existing content and advertising capabilities and revenue.

●	Vinco will revive the Enquirer’s famous 96-year-old library of celebrity content by transforming it into new, exciting, and highly sought after multimedia formats including TV shows, documentaries and true crime series, podcasts, online and streaming productions, special issues, and more.

○	This historic original content will be revitalized to engage audiences across different platforms, breathing new life into the rich archive through social, digital, print, and TV.
○	We are thrilled to say the Company is in the process of developing a “Dynasty” series that explores the uniquely complicated and obsessive worlds of America’s most notorious families, featuring unseen materials from the National Enquirer vaults and brand-new revelations.
○	The working series has currently shortlisted the Kennedy dynasty, the Jackson dynasty, the Presley dynasty, as well as others, which will all be distributed across Vinco’s platforms and, of course, will be broadcast-ready for TV and digital streaming platforms.

●	Our goal is to engage consumers and empower creators. Our multichannel ecosystem allows us to generate more interactive content with brand affiliates and influencers, allowing them to monetize off our platforms.

●	We believe that the new publications align with the Company’s vision to create a multidimensional ecosystem that fuels the creator economy and allows creators to generate revenue by leveraging out assets and platforms.

2023 Guidance

The estimated annualized revenues from the a360 acquisition, when combined with existing assets of the Company, will be provided for 2023 after we file the 2022 annual report. We intend to keep you updated on potential changes to our guidance as we continue to pursue our strategy of acquiring EBITDA-positive companies. Discussions are ongoing with multiple potential counterparties and we anticipate announcing additional definitive acquisition agreements in the coming months. Executing against our multi-pillar M&A growth strategy will likely affect our estimated annualized revenue and operating income guidance.

Support the Company’s Proposals at the Annual Meeting

Your approval of the proposals up for consideration at the Annual Meeting is critical to enable Vinco to successfully execute on our growth and value creation strategy. Approving the a360 acquisition – including the purchase of the National Enquirer – is an essential first step. Further, approving the increase in authorized shares and reverse stock split will give the Company necessary financial flexibility to operate successfully and also address potential NASDAQ-delisting concerns.

We also strongly recommend shareholders vote FOR the reelection of our five Board members, who collectively possess the right industry experience and skillsets to oversee the successful execution of the Company’s strategy to unlock value for shareholders.

Sincerely,

Rod Vanderbilt

Executive Chairman

Vinco Urges Shareholders to Vote FOR All 12 Proposals at the Annual Meeting.

If shareholders have any questions, please contact Vinco’s proxy solicitors, Kingsdale Advisors US, at 1-855-682-2023

About Vinco Ventures

Vinco Ventures (Nasdaq: BBIG) is focused on the development of digital media and content technologies. Vinco Ventures’ consolidated subsidiary, ZVV Media Partners, LLC, a joint venture of Vinco Ventures and ZASH Global Media and Entertainment Corporation, has an 80% ownership interest in Lomotif Private Limited. Vinco Ventures owns a 100% ownership interest in AdRizer, LLC. For more information, please visit https://investors.vincoventures.com.

Forward-Looking Statements and Disclaimers

This press release contains “forward-looking statements” as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, which are based upon beliefs of, and information currently available to, Vinco Ventures’ management as well as estimates and assumptions made by Vinco Ventures’ management. These statements can be identified by the fact that they do not relate strictly to historic or current facts. When used in this presentation the words “estimate,” “expect,” “intend,” “believe,” “plan,” “anticipate,” “projected,” and other words or the negative of these terms and similar expressions as they relate to the applicable company or its management identify forward-looking statements. Such statements reflect the current view of Vinco Ventures with respect to future events and are subject to risks, uncertainties, assumptions and other factors relating to Vinco Ventures and its subsidiaries and consolidated variable interest entities including Lomotif, their industry, financial condition, operations and results of operations. Such factors include, but are not limited to, the expected risks and benefits from the proposed increase in Vinco Ventures’ authorized shares as described in our proxy statement, Vinco Ventures’ investments in ZVV Media Partners, LLC, Lomotif Private Limited, PZAJ Holdings, LLC and related growth initiatives and strategies such as the blended media, cross-platform distribution strategy, the expected benefits of Lomotif’s participation in and sponsorship of live entertainment events, the expected benefits from acquisition of AdRizer and planned integration of the AdRizer technology with Lomotif and Honey Badger and synergies between AdRizer, Lomotif and Honey Badger, the regulatory risks with the NFT and blockchain business lines and such other risks and uncertainties described more fully in documents filed by Vinco Ventures and Cryptyde with or furnished to the Securities and Exchange Commission, including the risk factors discussed in Vinco Ventures’ Annual Report on Form 10-K for the period ended December 31, 2021 filed on April 15, 2022 which is available at www.sec.gov. Should one or more of these risks or uncertainties materialize, or the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended, or planned. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

For further information, please contact:

Investor Contact

investor@vincoventures.com

Media Contact

Longacre Square Partners

Joe Germani / Charlotte Kiaie

vinco@longacresquare.com